

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE

June 1, 2007

Mail Stop 7010

*By U.S. Mail and facsimile (713) 524-4122*

Linda Putback-Bean
Chief Executive Officer
Pediatric Prosthetics, Inc.
12926 Willow Chase Drive
Houston, TX 77070

> **Re:   Pediatric Prosthetics, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed April 30, 2007**
> **File No. 333-140554**

Dear Ms. Putback-Bean:

     We have limited our review of your filing to those issues we have addressed in our comments below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to comment 16 of our letter dated March 15, 2007. Your response indicates that you were engaged in a continuous, on-going offering of the convertible notes at the time the registration statement was initially filed without addressing whether the requirements of a valid PIPE offering, as set forth in Securities Act Sections paragraph 3S(b) to the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations, have been satisfied. Please provide us with a detailed legal analysis addressing each factor identified in paragraph 3S(b) or, alternatively, withdraw your registration statement. If you withdraw this registration statement, you may file a new registration statement registering the resale of shares underlying the convertible notes that have already been issued or that will be issued in accordance with the terms of paragraph 3S(b) with respect to completed transactions exempt from registration pursuant to Section 4(2) of the Securities Act. In addition, if you choose to withdraw this registration statement and refile, please comply with the comments set forth below.

2.  Please update your financial statements to include information for the period
    ended March 31, 2007, as reflected on your Form 10-QSB filed May 15, 2007.
    See Regulation S-B, Item 310(g).

3.  We note your response to comment 10 of our letter dated March 15, 2007. Please
    obtain the information requested with respect to short sales by the selling
    shareholders.

4.  We note your response to comment 12 of our letter dated March 15, 2007, as well
    as your discussion of the Second Waiver of Rights Agreement beginning on page
    40. Please expand your discussion of the waiver's material terms to disclose how
    you calculated the number of shares underlying the convertible notes to register
    for resale.

Summary of the Offering, page 8

5.  We note your disclosure of the number of shares outstanding after the offering
    assuming full conversion of the securities overriding the shares of common stock
    being registered for resale pursuant to your amended registration statement. To
    facilitate shareholder understanding of the large number of shares of common
    stock issuable upon conversion of your presently outstanding convertible
    securities, please expand your disclosure to also discuss the number of shares of
    common stock that would be outstanding if such convertible securities were fully
    converted.

Liquidity and Capital Resources, page 53

6.  We note your response to comment 4 of our letter dated March 15, 2007. Please
    briefly expand your discussion of the legal fees paid in connection with the first
    closing to disclose the nature of the activities performed by "certain companies
    working on the Purchasers' behalf." Additionally, please list the amounts paid as
    legal fees to your counsel and the Purchasers' counsel, respectively.

7.  We note your statement that "[o]ther than the payments described above, we do
    not anticipate having to pay any additional money . . . other than amounts we may
    choose to prepay on the Notes . . . ." Other than the specific costs discussed in
    this paragraph, however, we are unable to locate a discussion of other costs that
    will be incurred in conjunction with the third closing. We also note that you
    disclose intended uses for only $410,000 of the $500,000 gross proceeds from the
    tranche of notes to be sold at the third closing and that you refer to "the payment
    of expenses" of the financing on page 57 as well as a reduction in proceeds due to
    "fees paid to the lending source" on page 58. Please revise to list all anticipated
    costs or, if all such costs are already disclosed, delete this reference to other
    payments.

Shares Available for Future Sale, page 65

8. Please revise to clarify whether the 47,601,059 shares of common stock that will be subject to Rule 144 following effectiveness of the registration statement are presently outstanding or whether they are maximum number of shares issuable upon conversion of the issued convertible notes and exercise of the issued warrants.

Part II, page 81
Undertakings, page 92

9. We note your response to comment 19 of our letter dated March 15, 2007. Please revise to delete the undertaking in paragraph 4, which is only required by Item 512(a)(4) of Regulation S-B for registrants engaged in a primary offering of securities.

Closing Comment

10. Please also review the representations requested on page 9 of our letter dated March 15, 2007, and provide these representations in the form requested.


Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3767 with any questions.


Sincerely,


Jennifer R. Hardy
Branch Chief


cc:     David M. Loev
        The Loev Law Firm, PC
        6300 West Lop South, Suite 280
        Bellaire, Texas 77401